UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(D)

of the Securities Exchange Act of 1934

June 15, 2023

Date of report (Date of earliest event reported)

MEI Pharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-50484	51-0407811
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11455 El Camino Real, Suite 250
San Diego, California	92130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (858) 369-7100

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.00000002 par value	MEIP	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

On June 15, 2023, MEI Pharma, Inc. (the “Company”) and Infinity Pharmaceuticals, Inc. (“Infinity”) issued a joint press release announcing a pre-recorded joint video webcast that will be available at 8:00 am Eastern Time on June 19, 2023, which will provide an update on the pending Merger (as defined below) and an overview of the combined company. As previously disclosed, on February 22, 2023, the Company, Infinity, and Meadow Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger whereby Merger Sub will merge with and into Infinity, with Infinity being the surviving entity as a wholly owned subsidiary of the Company (the “Merger”). Copies of the press release and investor presentation are attached hereto as Exhibit 99.1 and 99.2, respectively, to this Form 8-K and incorporated into this Item 7.01 by reference.

In accordance with General Instruction B.2 of Form 8-K, the foregoing information, including Exhibits 99.1 and 99.2, shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall such information, including Exhibits 99.1 and 99.2, be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Important Information about the Merger and Where to Find It

This communication relates to a proposed transaction between Infinity and the Company. In connection with the proposed merger, the Company filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of the Company and Infinity (the “Joint Proxy Statement/Prospectus) that also constitutes a prospectus of the Company. The registration statement on Form S-4 was declared effective by the SEC on June 6, 2023. the Company and Infinity have each filed and mailed the Joint Proxy Statement/Prospectus to their respective stockholders. INVESTORS AND THE COMPANY’S AND INFINITY’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF THE COMPANY AND INFINITY WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Investors and stockholders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about the Company and Infinity from the SEC’s website at www.sec.gov. the Company and Infinity make available free of charge at www.meipharma.com and www.infi.com, respectively (in the “Investors” and “Investors/Media” sections, respectively), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

The Company, Infinity and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and Infinity in connection with the proposed merger. Securityholders may obtain information regarding the names, affiliations and interests of the Company’s and Infinity’s directors and executive officers in the Joint Proxy Statement/Prospectus which may be obtained free of charge from the SEC’s website at www.sec.gov, the Company’s investor website at https://www.meipharma.com/investors and Infinity’s investor website at https://investors.infi.com/.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of the Company and Infinity that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding: the expected timing of the closing of the proposed merger; the ability of the parties to complete the proposed merger considering the various closing conditions; the expected benefits of the proposed merger, including estimations of anticipated cost savings and cash runway; the competitive ability and position of the combined company; the potential, safety, efficacy, and regulatory and clinical progress of the combined company’s product candidates, including the anticipated timing for initiation of clinical trials and release of clinical trial data and the expectations surrounding potential regulatory submissions, approvals and timing thereof; the sufficiency of the combined company’s cash, cash equivalents and short-term investments to fund operations; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s and Infinity’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed merger may not be completed in a timely manner or at all, which may adversely affect the Company’s and Infinity’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed merger and the potential failure to satisfy the conditions to the consummation of the proposed merger, including obtaining stockholder and regulatory approvals; (iii) the proposed merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed merger on the ability of the Company or Infinity to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Infinity does business, or on the Company’s or Infinity’s operating results and business generally; (v) the Company’s or Infinity’s respective businesses may suffer as a result of uncertainty surrounding the proposed merger and disruption of management’s attention due to the proposed merger; (vi) the outcome of any legal proceedings related to the proposed merger or otherwise, or the impact of the proposed merger thereupon; (vii) the Company or Infinity may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed merger; (ix) restrictions during the pendency of the proposed merger that may impact the Company’s or Infinity’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that the Company or Infinity may be unable to obtain governmental and regulatory approvals required for the proposed merger, or that required governmental and regulatory approvals may delay the consummation of the proposed merger or result in the imposition of conditions that could reduce the anticipated benefits from the proposed merger or cause the parties to abandon the proposed merger; (xi) risks that the anticipated benefits of the proposed merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Company shares to be issued in the proposed merger; (xiv) the risk that integration of the proposed merger post-closing may not occur as anticipated or the combined company may not be able to achieve the benefits expected from the proposed merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations, as well as fluctuations in the market price of the Company’s and Infinity’s traded securities; (xvi) the impact of the COVID-19 pandemic on the Company’s and Infinity’s industry and individual companies, including on counterparties, the supply chain, the execution of clinical development programs, access to financing and the allocation of government resources; (xvii) final data from pre-clinical studies and completed clinical trials may differ materially from reported interim data from ongoing studies and trials; (xviii) costs and delays in the development and/or U.S. Food and Drug Administration (“FDA”) approval, or the failure to obtain such approval, of the combined company’s product candidates; (xix) regulatory authorities may not agree with the design or results of clinical studies and as a result future clinical studies may be subject to holds; (xx) uncertainties or differences in interpretation in clinical trial results; (xxi) the combined company’s inability to maintain or enter into, and the risks resulting from dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any product candidates; and (xxii) the ability of the Company or Infinity to protect and enforce intellectual property rights; and (xxiii) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the Company’s and Infinity’s response to any of the aforementioned factors. Additional factors that may affect the future results of the Company and Infinity are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including the section entitled “Risk Factors” in the Registration Statement on Form S-4 that was declared effective by the SEC on June 6, 2023 and each of the Company’s and Infinity’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022 in Part I, Item 1A, “Risk Factors,” and Infinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning the Company and Infinity and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this filing. While the Company and Infinity may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

This Form 8-K contains hyperlinks to information that is not deemed to be incorporated by reference.

Item 9.01	Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint Press Release of the Company, dated June 15, 2023.

99.2	Investor Presentation of Infinity Pharmaceuticals, Inc. and MEI Pharma, Inc. dated June 19, 2023.

104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

June 20, 2023	MEI PHARMA, INC.

	By:	/s/ David M. Urso
	Name:	David M. Urso
	Title:	President and Chief Executive Officer

Exhibit 99.1

MEI Pharma and Infinity Pharmaceuticals Host Video Webcast Providing Overview and Update on Pending Merger to Advance Three Promising Clinical Oncology Candidates

Event Available at 8:00 a.m. Eastern Time on June 19, 2023

SAN DIEGO, CA. and CAMBRIDGE, MA., June 15, 2023 – MEI Pharma, Inc. (Nasdaq: MEIP) (“MEI”), a clinical-stage pharmaceutical company focused on advancing new therapies for cancer, and Infinity Pharmaceuticals, Inc. (Nasdaq: INFI) (“Infinity”), a clinical-stage biotechnology company developing eganelisib, a first-in-class, oral, immuno-oncology macrophage reprogramming drug candidate, announced today that the companies will host a recorded joint video webcast that will be available at 8:00 am Eastern Time on June 19, 2023. On the webcast Mr. David Urso will provide an update on the pending merger and an overview of the combined company, which joins the expertise and resources of MEI and Infinity to advance a robust pipeline of three clinical-stage oncology drug candidates.

In addition to presentations from the executive management from MEI and Infinity on the three programs, the webcast includes commentary and discussion with Dr. Ezra Cohen, a recognized expert in the treatment of squamous cell carcinoma of the head & neck (SCCHN) and recently the Chief, Division of Hematology-Oncology, and Associate Director of Clinical Science at UC San Diego Moores Cancer Center. Following the prepared presentations, Dr. Nick Abbott, most recently the senior sell side biotech analyst at Wells Fargo Securities will ask questions of the presenters, Dr. Robert Ilaria, Dr. Ezra Cohen and Dr. Richard Ghalie.

The combined company’s development pipeline consists of three differentiated programs. All three clinical-stage development programs have the potential, in combination with current therapies, to overcome known resistance mechanisms and meaningfully improve patient outcomes:

•

Eganelisib, an oral immuno-oncology macrophage reprogramming product candidate, which is planned to be evaluated in combination with the PD-1 targeted checkpoint inhibitor pembrolizumab (KEYTRUDA®) in patients with head and neck squamous cell carcinoma (HNSCC);

•	Voruciclib, an oral CDK9 inhibitor, currently being studied in combination with venetoclax (VENCLEXTA®) in patients with hematologic malignancies; and

•	ME-344, a novel tumor selective mitochondrial inhibitor targeting the OXPHOS pathway, to be evaluated in combination with bevacizumab (AVASTIN®) in patients with relapsed colorectal cancer.

Video Webcast Information

You can access the video webcast under the investor relations section of MEI’s website on the “Events and Presentation” page at www.meipharma.com, or under the investor relations page of Infinity’s website on its “Events and Presentation” page at www.infi.com. The pre-recorded video webcast will be archived for at least 30 days after the conclusion of the event.

About MEI Pharma

MEI Pharma, Inc. (Nasdaq: MEIP) is a pharmaceutical company focused on developing potential new therapies for cancer. MEI Pharma’s portfolio of drug candidates includes clinical stage candidates with differentiated mechanisms of action intended to address unmet medical needs and deliver improved benefits to patients, either as standalone treatments or in combination with other therapeutic options. For more information, please visit www.meipharma.com. Follow us on Twitter @MEI_Pharma and on LinkedIn.

About Infinity Pharmaceuticals

Infinity Pharmaceuticals, Inc. (Nasdaq: INFI) is a clinical-stage biotechnology company developing eganelisib (IPI-549), a potential first-in-class, oral, immuno-oncology macrophage reprogramming therapeutic which is designed to address a fundamental biologic mechanism of immune suppression in cancer in multiple clinical studies. For more information on Infinity, please refer to Infinity’s website at www.infi.com.

Important Information about the Merger and Where to Find It

This communication relates to a proposed transaction between Infinity) and MEI. In connection with the proposed merger, MEI filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of MEI and Infinity (the “Joint Proxy Statement/Prospectus) that also constitutes a prospectus of MEI. The registration statement on Form S-4 was declared effective by the SEC on June 6, 2023. MEI and Infinity have each filed and mailed the Joint Proxy Statement/Prospectus to their respective stockholders. INVESTORS AND MEI’S AND INFINITY’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF MEI AND INFINITY WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Investors and stockholders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about MEI and Infinity from the SEC’s website at www.sec.gov. MEI and Infinity make available free of charge at www.meipharma.com and www.infi.com, respectively (in the “Investors” and “Investors/Media” sections, respectively), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

MEI, Infinity and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of MEI and Infinity in connection with the proposed merger. Securityholders may obtain information regarding the names, affiliations and interests of MEI’s and Infinity’s directors and executive officers in the Joint Proxy Statement/Prospectus which may be obtained free of charge from the SEC’s website at www.sec.gov, MEI’s investor website at https://www.meipharma.com/investors and Infinity’s investor website at https://investors.infi.com/.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of MEI and Infinity that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding: the expected timing of the closing of the proposed merger; the ability of the parties to complete the proposed merger considering the various closing conditions; the expected benefits of the proposed merger, including estimations of anticipated cost savings and cash runway; the competitive ability and position of the combined company; the potential, safety, efficacy, and regulatory and clinical progress of the combined company’s product candidates, including the anticipated timing for initiation of clinical trials and release of clinical trial data and the expectations surrounding potential regulatory submissions, approvals and timing thereof; the sufficiency of the combined company’s cash, cash equivalents and short-term investments to fund operations; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from MEI’s and Infinity’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed merger may not be completed in a timely manner or at all, which may adversely affect MEI’s and Infinity’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed merger and the potential failure to satisfy the conditions to the consummation of the proposed merger, including obtaining stockholder and regulatory approvals; (iii) the proposed merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed merger on the ability of MEI or Infinity to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom MEI or Infinity does business, or on MEI’s or Infinity’s operating results and business generally; (v) MEI’s or Infinity’s respective businesses may suffer as a result of uncertainty surrounding the proposed merger and disruption of management’s attention due to the proposed merger; (vi) the outcome of any legal proceedings related to the proposed merger or otherwise, or the impact of the proposed merger thereupon; (vii) MEI or Infinity may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed merger; (ix) restrictions during the pendency of the proposed merger that may impact MEI’s or Infinity’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that MEI or Infinity may be unable to obtain governmental and regulatory approvals required for the proposed merger, or that required governmental and regulatory approvals may delay the consummation of the proposed merger or result in the imposition of conditions that could reduce the anticipated benefits from the proposed merger or cause the parties to abandon the proposed merger; (xi) risks that the anticipated benefits of the proposed merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of MEI shares to be issued in the proposed merger; (xiv) the risk that integration of the proposed merger post-closing may not occur as anticipated or the combined company may not be able to achieve the benefits expected from the proposed merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations, as well as fluctuations in the market price of MEI’s and Infinity’s traded securities; (xvi) the impact of the COVID-19 pandemic on MEI’s and Infinity’s industry and individual companies, including on counterparties, the supply chain, the execution of clinical development programs, access to financing and the allocation of government resources; (xvii) final data from pre-clinical studies and completed clinical trials may differ materially from reported interim data from ongoing studies and trials; (xviii) costs and delays in the development and/or U.S. Food and Drug Administration (“FDA”) approval, or the failure to obtain such approval, of the combined company’s product candidates; (xix) regulatory authorities may not agree with the design or results of clinical studies and as a result future clinical studies may be subject to holds; (xx) uncertainties or differences in interpretation in clinical trial results; (xxi) the combined company’s inability to maintain or enter into, and the risks resulting from dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any product candidates; and (xxii) the ability of MEI or Infinity to protect and enforce intellectual property rights; and (xxiii) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as MEI’s and Infinity’s response to any of the aforementioned factors. Additional factors that may affect the future results of MEI and Infinity are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including the section entitled “Risk Factors” in the Registration Statement on Form S-4 that was declared effective by the SEC on June 6, 2023 and each of MEI’s and Infinity’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular MEI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022 in Part I, Item 1A, “Risk Factors,” and Infinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning MEI and Infinity and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this press release. While MEI and Infinity may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

This press release contains hyperlinks to information that is not deemed to be incorporated by reference.

Infinity Contact

Melissa Hackel

Tel: 617-453-1117

Morrow Sodali, LLC

Tel: (800) 662-5200

INFI@info.morrowsodali.com

MEI Pharma Contacts

David A. Walsey

Tel: 858-369-7104

investor@meipharma.com

Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher / Aaron Palash

Tel: 212-355-4449

MEIP-jf@joelefrank.com

JUNE 2023 MEI Pharma & Infinity Pharmaceuticals Merger and Clinical Program Update Exhibit 99.2

A Transaction with Potential to Create Significant Opportunities and Build Value TODAY’S AGENDA Welcome and Overview David Urso, President & CEO (MEIP and combined company) Eganelisib Dr. Robert Ilaria, Jr., Chief Medical Officer (INFI and combined company) Dr. Ezra Cohen Chief Medical Officer, Oncology, Tempus Most recently, Chief, Division of Hematology-Oncology, and Associate Director of Clinical Science at UC San Diego Moores Cancer Center Nick Abbott, PhD. Former sellside analyst with 35 years biotech experience, most recently at Wells Fargo Voruciclib & ME-344 Dr. Richard Ghalie, Chief Medical Officer (MEIP) Nick Abbott, PhD Conclusion David Urso, President & CEO

Cautionary Statement Regarding Forward-Looking Statements Certain statements contained in this presentation may be considered forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of MEI and Infinity that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding: the expected timing of the closing of the proposed merger; the ability of the parties to complete the proposed merger considering the various closing conditions; the expected benefits of the proposed merger, including estimations of anticipated cost savings and cash runway; the competitive ability and position of the combined company; the potential, safety, efficacy, and regulatory and clinical progress of the combined company’s product candidates, including the anticipated timing for initiation of clinical trials and release of clinical trial data and the expectations surrounding potential regulatory submissions, approvals and timing thereof; the sufficiency of the combined company’s cash, cash equivalents and short-term investments to fund operations; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from MEI’s and Infinity’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed merger may not be completed in a timely manner or at all, which may adversely affect MEI’s and Infinity’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed merger and the potential failure to satisfy the conditions to the consummation of the proposed merger, including obtaining stockholder and regulatory approvals; (iii) the proposed merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed merger on the ability of MEI or Infinity to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom MEI or Infinity does business, or on MEI’s or Infinity’s operating results and business generally; (v) MEI’s or Infinity’s respective businesses may suffer as a result of uncertainty surrounding the proposed merger and disruption of management’s attention due to the proposed merger; (vi) the outcome of any legal proceedings related to the proposed merger or otherwise, or the impact of the proposed merger thereupon; (vii) MEI or Infinity may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed merger; (ix) restrictions during the pendency of the proposed merger that may impact MEI’s or Infinity’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that MEI or Infinity may be unable to obtain governmental and regulatory approvals required for the proposed merger, or that required governmental and regulatory approvals may delay the consummation of the proposed merger or result in the imposition of conditions that could reduce the anticipated benefits from the proposed merger or cause the parties to abandon the proposed merger; (xi) risks that the anticipated benefits of the proposed merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of MEI shares to be issued in the proposed merger; (xiv) the risk that integration of the proposed merger post-closing may not occur as anticipated or the combined company may not be able to achieve the benefits expected from the proposed merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations, as well as fluctuations in the market price of MEI’s and Infinity’s traded securities; (xvi) the impact of the COVID-19 pandemic on MEI’s and Infinity’s industry and individual companies, including on counterparties, the supply chain, the execution of clinical development programs, access to financing and the allocation of government resources; (xvii) final data from pre-clinical studies and completed clinical trials may differ materially from reported interim data from ongoing studies and trials; (xviii) costs and delays in the development and/or U.S. Food and Drug Administration (“FDA”) approval, or the failure to obtain such approval, of the combined company’s product candidates; (xix) regulatory authorities may not agree with the design or results of clinical studies and as a result future clinical studies may be subject to holds; (xx) uncertainties or differences in interpretation in clinical trial results; (xxi) the combined company’s inability to maintain or enter into, and the risks resulting from dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any product candidates; and (xxii) the ability of MEI or Infinity to protect and enforce intellectual property rights; and (xxiii) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as MEI’s and Infinity’s response to any of the aforementioned factors. Additional factors that may affect the future results of MEI and Infinity are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including the section entitled “Risk Factors” in the Registration Statement on Form S-4 that was declared effective by the SEC on June 6, 2023 and each of MEI’s and Infinity’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular MEI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022 in Part I, Item 1A, “Risk Factors,” and Infinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning MEI and Infinity and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this presentation. While MEI and Infinity may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.   This presentation contains hyperlinks to information that is not deemed to be incorporated by reference.

Additional Information Important Information about the Merger and Where to Find It   This communication relates to a proposed transaction between Infinity Pharmaceuticals, Inc. (“Infinity”) and MEI Pharma, Inc. (“MEI”). In connection with the proposed merger, MEI filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of MEI and Infinity (the “Joint Proxy Statement/Prospectus) that also constitutes a prospectus of MEI. The registration statement on Form S-4 was declared effective by the SEC on June 6, 2023. MEI and Infinity have each filed and mailed the Joint Proxy Statement/Prospectus to their respective stockholders. INVESTORS AND MEI’S AND INFINITY’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF MEI AND INFINITY WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Investors and stockholders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about MEI and Infinity from the SEC’s website at www.sec.gov. MEI and Infinity make available free of charge at www.meipharma.com and www.infi.com, respectively (in the “Investors” and “Investors/Media” sections, respectively), copies of materials they file with, or furnish to, the SEC.   Participants in the Solicitation   MEI, Infinity and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of MEI and Infinity in connection with the proposed merger. Securityholders may obtain information regarding the names, affiliations and interests of MEI’s and Infinity’s directors and executive officers in the Joint Proxy Statement/Prospectus which may be obtained free of charge from the SEC’s website at www.sec.gov, MEI’s investor website at https://www.meipharma.com/investors and Infinity’s investor website at https://investors.infi.com/.   No Offer or Solicitation   This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

A Transaction with Potential to Create Significant Opportunities and Build Value TODAY’S AGENDA Welcome and Overview David Urso, President & CEO (MEIP and combined company) Eganelisib Dr. Robert Ilaria, Jr., Chief Medical Officer (INFI and combined company) Dr. Ezra Cohen Chief Medical Officer, Oncology, Tempus Most recently, Chief, Division of Hematology-Oncology, and Associate Director of Clinical Science at UC San Diego Moores Cancer Center Nick Abbott, PhD. Former sellside analyst with 35 years biotech experience, most recently at Wells Fargo Voruciclib & ME-344 Dr. Richard Ghalie, Chief Medical Officer (MEIP) Nick Abbott, PhD Conclusion David Urso, President & CEO

MEIPharma & Infinity PHARMACEUTICALS

A Combined Company with Significant Opportunities for Value Creation

Three differentiated, promising, clinical candidates based on solid science and data*

Pipeline led by planned eganelisib Phase 2 Study in Squamous cell carcinoma of the head & neck (SCCHN)

Voruciclib + Venclexta® P1 Study: Initial Results ~YE 2023

ME-344 + Avastin® P1 Study: Initial Results ~YE 2023

Eganelisib + Keytruda® P2 Study: Initial Safety/Efficacy 2H 2024

Utilize understandings of biology to overcome resistance mechanisms of standard of care therapies

Advance potential first-in-class programs to value creating transactions or commercialization

Anticipated Cash at closing of ~$100M expected to fund operations to mid-2025 and clinical data over the next ~6-24 months

Experienced Leadership Team

*Dates refer to expected timelines.

6

Leadership with Extensive Industry and Oncology Drug Development Expertise EXECUTIVE LEADERSHIP David Urso | Chief Executive Officer Robert Ilaria Jr., MD | Chief Medical Officer Stéphane Peluso PhD | Chief Scientific Officer BOARD David Urso Norman C. Selby (Chair) Charles V. Baltic III, JD Richard Gaynor, MD Daniel Gold, PhD Sujay Kango Adelene Perkins Thomas Reynolds, MD, PhD

3 Clinical-Stage Oncology Programs Expected to be Funded Through Mid-2025

INVESTIGATIONAL AGENTS	THERAPEUTIC AREA	COMBINATION	PHASE 1/1B	PHASE 2	PHASE 3	Initial Clinical Data*
Eganelisib Oral PI3K Gamma Inhibitor	**Head & Neck Squamous Cell Carcinoma**[1] 1L Recurrent	KEYTRUDA®				2H 2024
Voruciclib Oral CDK9 Inhibitor	**Acute Myeloid Leukemia** Relapsed/refractory (2L+)	VENCLEXTA®				~YE 2023
ME-344 Mitochondrial Inhibitor	**Colorectal Cancer**[2] Relapsed	AVASTIN®				~YE 2023

1. Study in planning.
2. Study pending initiation.

* Expected timing.

Abbreviated pipeline of combined company

8

TRANSACTION STRUCTURE Stock-for-stock merger: Infinity stockholders will receive shares of MEI common stock Infinity will become a wholly owned subsidiary of MEI pharma Pro forma outstanding equity of the combined company post-closing: Approximately 58% MEI and approximately 42% Infinity Combined company will continue to trade on Nasdaq under a new name: Kimbrx Therapeutics Expected transaction closing by mid 2023 Approved by both companies’ boards Projected approximately $100 million in cash, cash equivalents, and short-term investments at closing Subject to approval by stockholders of both companies, as well as customary closing conditions and regulatory approvals APPROVALS AND CLOSING Transaction Summary SPECIAL MEETING DATES MEI and Infinity Special Meetings Scheduled for July 14, 2023

3 Clinical-Stage Oncology Programs Expected to be Funded Through Mid-2025

INVESTIGATIONAL AGENTS	THERAPEUTIC AREA	COMBINATION	PHASE 1/1B	PHASE 2	PHASE 3	Initial Clinical Data*
Eganelisib Oral PI3K Gamma Inhibitor	**Head & Neck Squamous Cell Carcinoma**[1] 1L Recurrent	KEYTRUDA®				2H 2024
Voruciclib Oral CDK9 Inhibitor	**Acute Myeloid Leukemia** Relapsed/refractory (2L+)	VENCLEXTA®				~YE 2023
ME-344 Mitochondrial Inhibitor	**Colorectal Cancer**[2] Relapsed	AVASTIN®				~YE 2023

1. Study in planning.
2. Study pending initiation.

* Expected timing.

Abbreviated pipeline of combined company

10

Eganelisib: First-in-Class PI3K-�� Inhibitor for Next Generation Macrophage Reprogramming Cancer Immunotherapy

Cellular IC50 pAKT IC50 (nM) Eganelisib / IPI-549 Eganelisib is a First-in-Class, Potent and Selective PI3K-g Inhibitor with a Strong Scientific Foundation as Next Generation Cancer Immunotherapy Kaneda et al. Nature 2016 539 437 De Henau et al. Nature, 2016 539 443  Evans et al ACS Med Chem Let 2016 7 862 McGovern et al. AACR-NCI-EORTC 2015 #A192

Reprogramming Tumor Associated Macrophages for Cancer Immunotherapy



Suppressed T cells
M2-like Macrophages
Growing Tumor Cells
Macrophage Reprogramming with Eganelisib & PI3K-γ inhibition
M1-like Macrophages
Activated T Cells
Dying Tumor Cells

Immunosuppressive M2-like Macrophages

- Correlate with poor prognosis across most cancers
- Support tumor immune evasion, metastasis, angiogenesis
- Key contributors to resistance to immunotherapy, targeted therapy, chemotherapy

Activated, Immunostimulatory M1-like Macrophages

- Correlate with favorable prognosis across most cancers
- Favor response to immunotherapy, targeted therapy, chemotherapy

Molgora & Colonna *Med* **2021** *2* 666 | Cassetta & Pollard *Nature Rev Drug Disc* **2018** *17* 887

13

PI3K-γ is Uniquely Differentiated from Other PI3K Isoforms

PI3K-γ	vs	PI3K-δ	PI3K-β	PI3K-α
Myeloid cells		B cells and T-cells	Ubiquitous	Ubiquitous
Immune cell trafficking **Macrophage polarization**		B-cell and T-cell activation and function	Platelet activation Insulin signaling	Insulin signaling
KO viable, immunodeficiency and immunopathology phenotype		KO viable, immunodeficiency and immunopathology phenotype	Embryonic lethal	Embryonic lethal
Macrophage reprogramming for immunotherapy in solid tumors		B-cell malignancies	PTEN-deleted solid tumors	PI3K-α mutated solid tumors
Eganelisib		ZYDELIG® COPIKTRA® UKONIQ®	GSK2636771	PIQRAY®
Reversible hepatoxicity, rash, pyrexia to date		Infections, colitis / diarrhea, cutaneous reaction, pneumonitis, hepatoxicity	Gr3 hypophosphatemia and hypocalcemia, rash, fatigue	Cutaneous reaction, hyperglycemia, pneumonitis / interstitial lung disease, diarrhea

14

MARIO Clinical Program Demonstrates Eganelisib Clinical Activity and Safety Across Multiple Combinations and Tumor Types

MARIO
MACROPHAGE REPROGRAMMING IN IMMUNO-ONCOLOGY

Study / Indication	PHASE 1	PHASE 1B	PHASE 2	KEY STUDY DATA
MARIO-275 (Bristol Myers Squibb) — 2nd Line Urothelial Cancer in combination with Opdivo				ITT mOS of 15.4 mos vs 7.9 mos on Control Arm with HR of 0.62[1]
MARIO-3 (Roche, Genentech A Member of the Roche Group) — Frontline Metastatic TNBC in combination with Tecentriq and Abraxane				PD-L1(+) Pts 37.5% 1-year PFS[2] PD-L1(–) Pts 34.7% 1-year PFS[2]
ARC-2 (Arcus Biosciences) — TNBC and Ovarian Cancer in combination with etrumadenant and Doxil®				TNBC ORR: 25% vs. 9%[3] Ovarian ORR: 75% vs. 14%[3]
MARIO-1 (Bristol Myers Squibb) — Checkpoint inhibitor refractory HNSCC and Melanoma in combination with Opdivo				SCCHN ORR (≤ 2 lines): 20%[4] Melanoma ORR (≤ 2 lines): 21%[5]

1. Tomczak et al. ASCO GU 2021; 2. October 8, 2022 Data Snapshot 3. Gardner O et al. SABCS 2020 Triplet Arm (Eganelisib + Etrumadenant + Doxil) versus Doublet Arm (Etrumadenant + Doxil); Doxil® is a registered trademark of Baxter Healthcare Corporation. 4. Cohen et al. SITC 2020; 5. Postow et al. SITC 2020

15

MARIO Clinical Program Demonstrates Eganelisib Clinical Activity and Safety Across Multiple Combinations and Tumor Types

MARIO
MACROPHAGE REPROGRAMMING IN IMMUNO-ONCOLOGY

Study	Partner	Indication	PHASE 1	PHASE 1B	PHASE 2	KEY STUDY DATA
MARIO-275	Bristol Myers Squibb	2nd Line Urothelial Cancer in combination with Opdivo				ITT mOS of 15.4 mos vs 7.9 mos on Control Arm with HR of 0.62[1]
MARIO-3	Roche / Genentech (A Member of the Roche Group)	Frontline Metastatic TNBC in combination with Tecentriq and Abraxane				PD-L1(+) Pts 37.5% 1-year PFS[2] PD-L1(–) Pts 34.7% 1-year PFS[2]
ARC-2	Arcus Biosciences	TNBC and Ovarian Cancer in combination with etrumadenant and Doxil®				TNBC ORR: 25% vs. 9%[3] Ovarian ORR: 75% vs. 14%[3]
MARIO-1	Bristol Myers Squibb	Checkpoint inhibitor refractory HNSCC and Melanoma in combination with Opdivo				SCCHN ORR (≤ 2 lines): 20%[4] Melanoma ORR (≤ 2 lines): 21%[5]

1. Tomczak et al. ASCO GU 2021; 2. October 8, 2022 Data Snapshot 3. Gardner O et al. SABCS 2020 Triplet Arm (Eganelisib + Etrumadenant + Doxil) versus Doublet Arm (Etrumadenant + Doxil); Doxil® is a registered trademark of Baxter Healthcare Corporation. 4. Cohen et al. SITC 2020; 5. Postow et al. SITC 2020

16

SCCHN Background Key risk factors include tobacco and alcohol use, as well as HPV infection Incidence of HPV-caused SCCHN is increasing over time Men are over twice as likely to be diagnosed with SCCHN as women Squamous cell carcinoma accounts for ~90% of all head and neck cancers, with an annual incidence of ~60 K per year (U.S.) SCCHN Overview SCCHN Epidemiologyb TBD Annual Incidence (U.S., K) Approximately 1/3 of SCCHN patients are metastatic at diagnosis or become metastatic 2020 2022 2024 2026 2028 2030 0 50 70 60 40 30 20 10 59 61 62 63 64 65 Annual Incidence (U.S., K) 0.9% Drug-treatable 1L+ Metastatic Population1 Total SCCHN Squamous Cell Carcinoma of the Head and Neck (SCCHN) The Patient Experience And Eganelisib Potential 1 Drug-treatable population is defined as “the number of patients per year who become eligible for drug treatment at particular stages of disease and/or for particular lines of therapy,” according to Clarivate DRG. Source: a SEER; b Clarivate DRG, Nov. 2021; ClearView Analysis.

Current Landscape in R/M HNSCC Ezra Cohen, MD FIRST LINE SECOND LINE THIRD LINE + R/M= Recurrent/Metastatic

Current Landscape in R/M HNSCC Ezra Cohen, MD Anti-PD1 Monotherapy PDL1+ Lesser tumor burden FIRST LINE SECOND LINE THIRD LINE + R/M= Recurrent/Metastatic

Current Landscape in R/M HNSCC Ezra Cohen, MD Anti-PD1 Monotherapy PDL1+ Lesser tumor burden Anti-PD1 + chemotherapy PDL1 nil or unknown Greater tumor burden FIRST LINE SECOND LINE THIRD LINE + R/M= Recurrent/Metastatic

Current Landscape in R/M HNSCC Ezra Cohen, MD Anti-PD1 Monotherapy PDL1+ Lesser tumor burden Anti-PD1 + chemotherapy PDL1 nil or unknown Greater tumor burden Chemotherapy +/- EGFRi aPD-1 unavailable or not preferred FIRST LINE SECOND LINE THIRD LINE + R/M= Recurrent/Metastatic

Current Landscape in R/M HNSCC Ezra Cohen, MD Anti-PD1 Monotherapy PDL1+ Lesser tumor burden Anti-PD1 + chemotherapy PDL1 nil or unknown Greater tumor burden Chemotherapy +/- EGFRi aPD-1 unavailable or not preferred FIRST LINE SECOND LINE THIRD LINE + Standard UNDEFINED Dependent on 1st line therapy and performance status aPD1 naïve à aPD1 Chemotherapy naïve à chemotherapy single or doublet aEGFRi naïve à cetuximab +/- chemotherapy R/M= Recurrent/Metastatic

23

Current Landscape in R/M HNSCC

FIRST LINE

Anti-PD1 Monotherapy
- PDL1+
- Lesser tumor burden

Anti-PD1 + chemotherapy
- PDL1 nil or unknown
- Greater tumor burden

Chemotherapy +/- EGFRi
- aPD-1 unavailable or not preferred

SECOND LINE

Standard **UNDEFINED**
Dependent on 1st line therapy and performance status
- aPD1 naïve → aPD1
- Chemotherapy naïve → chemotherapy single or doublet
- aEGFRi naïve → cetuximab +/- chemotherapy

THIRD LINE +

Standard **UNDEFINED**
Dependent on 2nd line therapy and performance status (often deteriorating)
- Single agent

R/M= Recurrent/Metastatic

2023 ASCO ANNUAL MEETING #ASCO23 PRESENTED BY: Ezra Cohen, MD
Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org.
ASCO AMERICAN SOCIETY OF CLINICAL ONCOLOGY KNOWLEDGE CONQUERS CANCER

24

Current Landscape in R/M HNSCC

FIRST LINE

Anti-PD1 Monotherapy
- PDL1+
- Lesser tumor burden

Anti-PD1 + chemotherapy
- PDL1 nil or unknown
- Greater tumor burden

Chemotherapy +/- EGFRi
- aPD-1 unavailable or not preferred

SECOND LINE

Standard **UNDEFINED**

Dependent on 1st line therapy and performance status
- aPD1 naïve → aPD1
- Chemotherapy naïve → chemotherapy single or doublet
- aEGFRi naïve → cetuximab +/- chemotherapy

THIRD LINE +

Standard **UNDEFINED**

Dependent on 2nd line therapy and performance status (often deteriorating)
- Single agent

Molecular Testing

Clinical Trial

R/M= Recurrent/Metastatic

2023 ASCO ANNUAL MEETING #ASCO23
PRESENTED BY: Ezra Cohen, MD
Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org.

ASCO AMERICAN SOCIETY OF CLINICAL ONCOLOGY KNOWLEDGE CONQUERS CANCER

Pembrolizumab Monotherapy PFS and OS from Keynote-048 in Frontline SCCHN patients with CPS1-19% and CPS >20% PFS, CPS≥201 OS, CPS≥202 OS, CPS 1-191 PFS, CPS 1-191 1. Burtness et al, J. Clin. Oncol. 2022; 2.Burtness et al, Lancet 2019

OS, CPS≥202 OS, CPS 1-191 PFS, CPS 1-191 MARIO-8: Egan + Pembro Potential IO/IO Chemo Free Regimen in Patients with CPS 1-19% and CPS>20%

MARIO-8 Randomized Phase 2 Study in SCCHN: Optimizing Eganelisib Dosing in Combination with Pembrolizumab


First Line Recurrent/Metastatic SCCHN (CPS ≥1%)
Primary endpoint OS
Key secondary: PFS, safety
Stratification: CPS 1-19% vs ≥20; HPV status
~170 pts
2:2:1
Eganelisib Dosing Regimen 1 + Pembrolizumab
Eganelisib Dosing Regimen 2 + Pembrolizumab
Placebo + Pembrolizumab
PART A
optimum dose
Eganelisib + Pembrolizumab
Placebo + Pembrolizumab
PART B
Final PFS analysis +/-Prelim OS
Final OS

- Using an adaptive design in Part A, the eganelisib dosing regimen decision will be based on available efficacy and safety data from approximately 40-70 patients
- Peripheral blood biomarker and PK data may also influence dose choice

27

MARIO-1: Phase 1 Clinical Study

MARIO-1: Phase 1/1b Study of Eganelisib Alone and in Combination With Nivolumab in Advanced Solid Tumors (N=224 Patients) Checkpoint inhibitor-naïve Immediate prior checkpoint inhibitor-resistant Checkpoint inhibitor-independent Checkpoint non-responsive tumors NSCLC Melanoma SCCHN TNBC Mesothelioma Adrenocortical Carcinoma MDSC High Combination Dose Escalation Eganelisib+ Nivolumab Monotherapy Dose Escalation Monotherapy Expansion All Solid Tumors Combination Expansion

Sustained inhibition above the PI3K-γ EC_{90} and below PI3K-δ EC_{50} at Eganelisib doses up to 40 mg

MARIO 1
MACROPHAGE REPROGRAMMING IN IMMUNO-ONCOLOGY



Cycle 2 Day 1
Eganelisib concentration (μg/mL)
0
1
2
3
4
5
10 mg; n = 3
15 mg; n = 2
20 mg; n = 3
30 mg; n = 3
40 mg; n = 2
60 mg; n = 21
EC50 PI3Kδ
EC90 PI3Kγ
0 2 4 6 8 10 12 14 16 18 20 22 24
Time (hr)

Note:
EC_{50}/EC_{90} from ex-vivo whole blood PD assay
PI3Kδ:pAKT (S473) in CD19+ B cells
PI3Kγ:pAKT (T308) in CD14+ Monocytes
Error bars indicate standard deviation

30

Eganelisib Monotherapy Leads to Immune Activation in Peripheral Blood T Cell Reinvigoration Day 0 Day 28 Ki67+ of PD1+ memory CD8 (%) log2FC over baseline * N=35 all dose groups combined for monotherapy *p<.05 T-Test IFN-�� Responsive Cytokines CXCL10 Similar results for CXCL9 (not shown) IFN-�� Responsive Genes Genes p-value log2FC at Day 28 GBP5 3.0 x 10-6 1.2 GBP1 1.4 x 10-4 .98 GBP4 3.9 x 10-4 .73 GBP6 5.3 x 10-4 1.2 STAT1 2.3 x 10-3 .58 FCGR1A 2.9 x 10-3 1.1 ICAM1 1.5 x 10-2 .45 IRF1 3.3 x 10-2 .31 TRIM21 4.7 x 10-2 .30 N=18 Concentration (pg/mL) log2FC from baseline Day 0 Day 28 N=35 *

Eganelisib Monotherapy Well Tolerated with No Grade ≥3 Treatment Related Adverse Events up Through 40 mg Dose

MARIO-1 MACROPHAGE REPROGRAMMING IN IMMUNO-ONCOLOGY

Treatment-related Adverse Events Occurring in at Least 5% of Patients or with Any Event of Grade 3 or Higher[a] in the Eganelisib Monotherapy Cohort	Eganelisib dose escalation (Part A) n (%)						Eganelisib dose expansion (Part D: 60 mg) (n=20) n (%)	
	10–30 mg (n=12)		40 mg (n=4)		60 mg (n=3)			
	Any grade	G≥3	Any grade	G≥3	Any grade	G≥3[b]	Any grade	G≥3[b]
Any treatment-related TEAE	6 (50)	-	3 (75)	-	2 (67)	2 (67)	14 (70)	8 (40)
AST increased	1 (8)	-	2 (50)	-	1 (33)	1 (33)	9 (45)	6 (30)
ALT increased			2 (50)	-	1 (33)	1 (33)	8 (40)	6 (30)
Pruritus			1 (25)	-			4 (20)	-
Fatigue	1 (8)	-	1 (25)	-			3 (15)	-
Rash maculopapular	1 (8)	-	1 (25)	-			3 (15)	1 (5)
Headache	2 (17)	-					1 (5)	-
Blood ALP increased					1 (33)	-	2 (10)	2 (10)
Dyspnea							2 (10)	1 (5)
Amylase increased	1 (8)	-					1 (5)	-
Lipase increased	1 (8)	-					1 (5)	-
WBC decreased			1 (25)	-			1 (5)	-
Blood bilirubin increased							1 (5)	1 (5)
Rash							1 (5)	1 (5)
Hypercalcemia					1 (33)	1 (33)		

[a]All events were grade 3 except for grade 4 increases in ALT and bilirubin that both occurred in the same patient.
[b]No grade ≥3 events occurred during the DLT observation period (first treatment cycle).

32

No GR ≥ 3 Hepatic Treatment Related Adverse Events with Eganelisib + Nivolumab up Through 30 mg Eganelisib Dose

MARIO 1
MACROPHAGE REPROGRAMMING IN IMMUNO-ONCOLOGY

Treatment-related Adverse Events Occurring in at Least 5% Of Patients in the Eganelisib + Nivolumab Combination Therapy Cohort[a]

	Eganelisib dose escalation + nivolumab (Part C)						Eganelisib + nivolumab dose expansion (Parts E-H) 40 mg (n=149)	
	20 mg (n=7)		30 mg (n=12)		40 mg (n=12)			
n (%)	Any grade	G ≥ 3	Any grade	G ≥ 3[b]	Any grade	G ≥ 3[c]	Any grade	G ≥ 3[d]
Any treatment-related TEAE	4 (57)	1 (14)	9 (75)	4 (33)	9 (75)	5 (42)	110 (74)	58 (39)
Rash[e]	1 (14)	1(14)	5 (42)	1 (8)	8 (67)	3 (25)	77 (52)	21 (14)
AST increased			1 (8)	-	5 (42)	5 (42)	39 (26)	21 (14)
ALT increased			1 (8)	-	5 (42)	4 (33)	36 (24)	16 (11)
Fatigue					2 (17)	-	28 (19)	-
Nausea	1 (14)	-	1 (8)				21 (14)	2 (1)
Pyrexia			1 (8)	-	1 (8)	-	21 (14)	2 (1)
Blood ALP increased					2 (17)	-	13 (9)	6 (4)
Decreased appetite							12 (8)	-
Diarrhea			2 (17)	-	1 (8)	-	9 (6)	1 (1)
Vomiting	1 (14)	-	1 (8)	-	1 (8)	-	9 (6)	2 (1)
Chills							10 (7)	1 (1)
Arthralgia							9 (6)	-
Myalgia							9 (6)	-

[a]Eganelisib was administered once daily and nivolumab as 240 mg Q2W or 480 mg Q4W.
[b]Grade 3 events of dermatitis acneiform (n=1), joint effusion (n=1), and lipase increased (n=1) not shown.
[c]All events were grade 3 except for grade 4 ALT increased (n=1). Grade 3 event of abdominal pain (n=1).not shown.
[d]All events were grade 3 except for grade 4 AST increased (n=1), transaminases increased (n=1), and lymphocyte count decreased (n=1).
[e]Includes preferred terms pruritis, rash, rash macular, and rash maculopapular.

Rapid reversal of GR3 hepatic events

Patients receiving any dose of eganelisib + nivolumab (N=185)

- ≥ GR3 treatment-related hepatic rate = 18%
- Median time of onset of first hepatic event = 43 days
- Median duration of GR3 was 8.5 days (Q3 =19 days; max = 38 days)

33

MARIO-275 Addition of Eganelisib to Standard of Care Opdivo in I/O Naïve Urothelial Cancer Patients

MARIO-275: Addition of Eganelisib to Standard of Care Nivolumab in I/O Naïve Urothelial Cancer Patients, Including PD-L1(-) Patients

MARIO 275
MACROPHAGE REPROGRAMMING IN IMMUNO-ONCOLOGY

FDA Fast-Track Designation

Advanced Platinum Refractory 2nd Line Urothelial Cancer Patients

- MDSC all comers (pre-specified and stratified)
- PD-L1* status all comers (pre-specified)

Primary objective: ORR in MDSC High

Secondary objectives: DOR, PFS, OS, ORR in Total population + MDSC subset


R
Eganelisib 40/30mg QD**
+
Nivolumab 480 mg Q4W
2:1
randomization
Placebo
+
Nivolumab 480 mg Q4W
PD
Cross-over

DOR, duration of response; MDSC, myeloid-derived suppressor cells; ORR, overall response rate; OS, overall survival; PD-L1, programmed death-ligand 1; PFS, progression-free survival; Q4W, once every four weeks; QD, once a day

*PD-L1 expression measured in baseline/archival tumor biopsies with Dako PD-L1 immunohistochemical 28-8 pharmDx kit approved for nivolumab in UC, except 2 biopsies tested with 22C3 PD-L1 antibody prior to study (Tumor Proportion Score ≥1% cutoff for PD-L1(+))

**Infinity voluntarily paused enrollment in May 2020 and implemented a dose reduction of eganelisib from 40mg QD to 30mg QD to address reversible liver enzyme elevations.

Confidential
35

Increased Immune Activation with Eganelisib + Nivolumab vs Nivolumab Alone in Peripheral Blood

MARIO 275
MACROPHAGE REPROGRAMMING IN IMMUNO-ONCOLOGY

IFN-γ Responsive Cytokines CXCL10



*
*
NS
log2FC from baseline Concentration (pg/mL)
8
7
6
5
4
3
2
1
0
-1
-2
Day 0
Day 15
Day 0
Day 15

Eganelisib + Nivolumab (n=28)
Placebo + Nivolumab (n=12)

Similar results for CXCL9 (not shown)

T Cell Reinvigoration



*
*
*
Ki67+ PD1+ memory CD8 (cells/μL) log2FC over baseline
6
5
4
3
2
1
0
-1
-2
-3
Day 0
Day 15
Day 0
Day 15

Eganelisib + Nivolumab (n=20)
Placebo + Nivolumab (n=9)

*p<.05 Two-Way ANOVA

36

TEAEs Leading to Treatment Discontinuation of Eganelisib/Placebo and/or Nivolumab

MARIO 275
MACROPHAGE REPROGRAMMING IN IMMUNO-ONCOLOGY

Hepatic TEAEs

Preferred Term (PT)	Egan + Nivo N=33, n (%)	Placebo + Nivo N=16 , n (%)	Total N=49, n (%)
Patients with >=1 hepatic TEAE	**7 (21.2)**	**0**	**7 (14.3)**
Alanine aminotransferase increased	2 (6.1)	0	2 (4.1)
Aspartate aminotransferase increased	1 (3.0)	0	1 (2.0)
Hypertransaminasaemia	2 (6.1)	0	2 (4.1)
Hepatotoxicity	2 (6.1)	0	2 (4.1)
Hepatic cytolysis	1 (3.0)	0	1 (2.0)

Non-Hepatic TEAEs

Preferred Term (PT)	Egan + Nivo N=33, n (%)	Placebo + Nivo N=16 , n (%)	Total N=49, n (%)
Patients with >=1 non-hepatic TEAE	**5 (15.2)**	**2 (12.5)**	**7 (14.3)**
Asthenia	2 (6.1)	0	2 (4.1)
Amylase increased	1 (3.0)	0	1 (2.0)
Lipase increased	1 (3.0)	0	1 (2.0)
Cardiac failure chronic	1 (3.0)	0	1 (2.0)
Diarrhoea	1 (3.0)	0	1 (2.0)
Decreased appetite	1 (3.0)	0	1 (2.0)
Hyperglycaemia	0	1 (6.3)	1 (2.0)
Ketoacidosis	0	1 (6.3)	1 (2.0)
Pemphigoid	0	1 (6.3)	1 (2.0)

Hepatic TEAEs

- No Hy's Law
- No grade 5 hepatic TEAE
- All hepatic Grade ≥3 TEAEs resolved in the combination arm except 2
  - One patient had grade 3 hepatotoxicity and subsequently died due to disease progression
  - One patient had grade 3 non-treatment -related ALP increased after treatment discontinuation for disease progression.

Mitigation:

- Dose reduced to 30 mg for MARIO-275 (same dose as used for MARIO-3 (combo with atezo/nab-pac))
- Increased, earlier LFT monitoring to allow earlier intervention

Database lock 15 Nov 2021

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ITT Two-Year Landmark Survival Analysis: 45% of Patients in the Eganelisib Plus Nivolumab Arm Alive vs 24% of Patients in the Nivolumab Control Arm Overall Survival Results: ITT HR of 0.58 (0.2737, 1.2394) Indicating 42% Reduction of Risk of Death Data Snapshot 29 July 2022 Eganelisib + Nivolumab Placebo + Nivolumab

PD-L1(-) Two-Year Landmark Survival Analysis: 38% of Patients in the Eganelisib Plus Nivolumab Arm Are Alive vs 17% of Patients in the Nivolumab Control Arm Data Snapshot 29 July 2022 Eganelisib + Nivolumab Placebo + Nivolumab Overall Survival Results: PD-L1(-) HR of 0.59 (0.2081, 1.6796) Indicating 41% Reduction of Risk of Death

SCCHN Clinical Data (MARIO-1) and Key Elements of the Planned Randomized Trial of Eganelisib + Pembro vs Pembro as First line treatment for Relapsed/metastatic SCCHN (MARIO-8)

1st Line Chemo “X” 2nd Line Chemo “Y” 3rd Line Immediate Prior Checkpoint Inhibitor IPI-549 + Checkpoint Treatment Stable Disease Partial Response Progressive Disease Eganelisib Response MARIO-1 Study Start PD Progressive Disease PD PD PD Tumor Burden Study Concept: Design examines the activity of eganelisib in patients not expected to respond to checkpoint inhibitor due to immediate prior therapeutic failure MARIO-1: Eganelisib + Nivolumab Combination in Patients Having Progressed on Immediate Prior CPI Therapy

Patient A: stage IV disease at study entry Refractory to pembrolizumab after 15 months (best response PR) 63% tumor reduction PFS: 11 months Patient B: stage IV disease at study entry Refractory to pembrolizumab after 5 months (best response SD) 36% tumor reduction PFS: 7 months Start of MARIO-1 Therapy After Progression on Immediately Prior CPI Start of MARIO-1 therapy After Progression on Immediately Prior CPI Overcoming Resistance to CPI in MARIO-1 SCCHN Patients Who Progressed on Immediate Prior Checkpoint Inhibitor Therapy Cohen et al, SITC 2020 Data Snapshot 30 November 2020 Individual patient results may not be representative of overall trial results

In the SCCHN Cohort in MARIO-1, Eganelisib + Nivolumab Had a Manageable Safety Profile at the 40 mg Eganelisib dose

MARIO 1
MACROPHAGE REPROGRAMMING IN IMMUNO-ONCOLOGY

Most Common TEAEs (All Grade) in ≥15% of Patients (N=21)

Preferred Term / Grouped Term	TEAE (All)	Tx-Related TEAE (All)
Fatigue	13 (61.9)	9 (42.9)
Skin *	11 (52.4)	9 (42.9)
Pyrexia	9 (42.9)	3 (14.3)
Decreased Appetite	9 (42.9)	3 (14.3)
Hepatic **	6 (28.6)	5 (23.8)
Weight Decreased	6 (28.6)	0
Nausea	6 (28.6)	4 (19.0)
Diarrhea	6 (28.6)	0
Dyspnea	5 (23.8)	2 (9.5)
Abdominal Pain	5 (23.8)	2 (9.5)
Vomiting	4 (19.0)	2 (9.5)
Myalgia	4 (19.0)	2 (9.5)
Dizziness	4 (19.0)	1 (4.8)
Constipation	4 (19.0)	1 (4.8)
Headache	4 (19.0)	0

Grade 3 and above TEAEs in ≥ 5% of Patients (N=21)

Preferred Term / Grouped Term	TEAE (≥ Grade 3)	Tx-Related TEAE (≥ Grade 3)
Hepatic ** ^	5 (23.8)	4 (19.0)
Anemia	3 (14.3)	1 (4.8)
Skin *	2 (9.5)	2 (9.5)
Abdominal Pain	2 (9.5)	1 (4.8)
Nausea	2 (9.5)	1 (4.8)
Sepsis	2 (9.5)	0

* Skin grouped terms: pruritis, rash, rash erythematous, rash macular, rash morbilliform, rash pruritic, urticaria
** Hepatic grouped terms: alanine aminotransferase increased, aspartate aminotransferase increased, alkaline phosphatase increased, blood bilirubin increased, liver function test increased, transaminases increased
^ 1 Grade 4 transaminases increased, no Hy's law criteria met

Database Lock Date
13 Dec 2021

Infinity PHARMACEUTICALS™

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Total N = 21 ≤ 2 Prior Lines N = 11 ≥ 3 Prior Lines N = 10 Best Overall Response        Partial Response (PR), n        Stable Disease (SD), n        Progressive Disease (PD), n    Not evaluable, n 2 7 10 2 2 2 5 2 0 5 5 0 Overall Response Rate (ORR) (PR), n (%) 2 (9.5) 2 (18.2) 0 (0) Disease Control Rate (DCR) (PR + SD), n (%) 9 (42.9) 4 (36.4) 5 (50.0) Progression Free Survival (PFS in Months), Median (95%) 3.7 (1.9, 5.5) 5.3 (1.9, 11.1) 3.6 (0.5, 4.5) Best % Change in Target Lesion Size from Baseline Encouraging PFS in Heavily Pretreated SCCHN Patients Who Had Progressed on Immediate Prior CPI Therapy MARIO-1 SCCHN Cohort 2 or fewer prior therapies 3 or more prior therapies Cohen et al, SITC 2020 Data Snapshot 30 November 2020 Keynote-048 (Burtness et al Lancet 2019) mPFS for pembro monotherapy in recurrent/metastatic pts = 2.3 months mPFS for pembro monotherapy in recurrent/metastatic pts with CPS ≥ 1 = 3.2 months MARIO-1 Database lock 13 Dec 2021

MARIO-8 Randomized Phase 2 Study in SCCHN: Optimizing Eganelisib Dosing in Combination with Pembrolizumab


First Line Recurrent/Metastatic SCCHN (CPS >1%)
• Primary endpoint OS
• Key secondary: PFS, safety
• Stratification: CPS 1-19% vs >20; HPV status
• ~170 pts
2:2:1
Eganelisib Dosing Regimen 1 + Pembrolizumab
Eganelisib Dosing Regimen 2 + Pembrolizumab
Placebo + Pembrolizumab
PART A
✓ optimum dose
Eganelisib + Pembrolizumab
Placebo + Pembrolizumab
PART B
• Final PFS analysis +/-Prelim OS
• Final OS

- Estimated study start Q3 2023
- Using an adaptive design in Part A, the eganelisib dosing regimen decision will be based on available efficacy and safety data from approximately 40-70 patients expected in 2H 2024

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Summary Encouraging data from heavily pretreated patients with advanced/metastatic head & neck squamous cell cancer, whose tumors had progressed on immediate prior ICI treatment, supports further development of eganelisib in this tumor type Data supports potentially greater activity in earlier lines of treatment: first line recurrent/metastatic SCCHN in combination with pembrolizumab FDA feedback has been received and Infinity plans to move forward with a randomized Phase 2 study in this indication that includes eganelisib dosing optimization* Estimated Study start in Q3 2023, with dosing decision expected in 2H 2024 *Subject to submission of the final study protocol to the FDA and responses to FDA comments.

Q&A Participants Ezra Cohen, MD, FRCPSC, FASCO Chief Medical Officer, Oncology, Tempus Most recently, Chief, Division of Hematology-Oncology, and Associate Director of Clinical Science at UC San Diego Moores Cancer Center Robert Ilaria, Jr, MD Chief Medical Officer, Infinity Pharmaceuticals Previously, BMS and Celgene, with leading roles on the CTLA-4 and PD-1 drug development teams Nick Abbott, PhD Principal, Abbott Biotech Consultancy Most recently, Senior Analyst Equity Research, Wells Fargo Corporate and Investment Banking

Q & A

Voruciclib: Oral CDK9 Inhibitor

Scientific Rationale & Mechanism of Action

Voruciclib is an Orally Administered CDK9 Inhibitor: Targeting Cell Proliferation Regulation

CDK9 Regulates Two Important Cell Proliferation Drivers

- **Mcl-1** – Pro-survival protein in the BCL-2 family
- **Myc** – Oncoprotein that drives growth and proliferation in many tumor types

Increased Mcl-1 is associated with poor prognosis in AML and CLL and is an established venetoclax resistance mechanism

- Venetoclax inhibits BCL2 but can lead to stabilization of Mcl-1
- Voruciclib inhibits Mcl-1 via CDK9 inhibition

MYC gene is over expressed in many cancers, including those with KRAS mutations

- Inhibition of CDK9 leads to reduced transcription and stability of Myc
- Voruciclib downregulates Myc via CDK9 inhibition

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Voruciclib is an Oral, Selective and Specific CDK9 Inhibitor Cyclin dependent kinases (CDK) bind with cyclins to regulate the cell cycle and transcription Voruciclib inhibits CDK9 Higher specificity and longer residence time on target vs CDK 4, 6 &1 Greater selectivity against CDKs relative to other kinases

Preclinical Studies Show Synergy with Venetoclax

Initial Development Focus: Address Upregulation of MCL1 Associated with Venetoclax Increased Mcl-1 is an established venetoclax resistance mechanism and is associated with poor outcomes in AML and CLL Hypothesis ? Venetoclax inhibits BCL2 but can lead to stabilization of Mcl-1 Voruciclib inhibits MCL1 gene transcription via CDK9 inhibition Inhibition of MCL1 can restore sensitivity to venetoclax

Voruciclib Synergizes with Venetoclax in AML Murine Xenograft Model Luedtke, et al. Signal Transduct Ther (2020) Suppresses Mcl-1 Level Extends Survival in MV4-11 Tumor Increases Apoptosis VOR (nM) VEN (nM) 0 0 0 12.5 0 25 0 50 500 0 1000 0 2000 0 1000 12.5 1000 25 2000 12.5 2000 25 VEN VOR VOR + VEN a. b. c.

Voruciclib Synergizes with Venetoclax in Multiple Models, Including High Risk DLBCL Murine Xenograft Models Dey et al. Nature Sci Rep 2017 Suppresses Mcl-1 Level Inhibits Tumor Growth a. b.

Clinical Studies in Solid Tumors

68 PTS ENROLLED IN 2 DOSE ESCALATION/EXPANSION STUDIES EVALUATING 2 DOSING SCHEDULES SAFETY Maximum Tolerated Dose (MTD) 600 mg on intermittent dosing of 14 days on/7 days off 350 mg on continuous daily dosing Most common adverse events (AE) involved the gastrointestinal tract No neutropenia No pulmonary toxicity No effect on QTc EFFICACY Intermittent dosing: 1 patient with partial response and 8 with stable diseases lasting 2 to 6 months Daily dosing: 12 patients with stable disease lasting a median of 15 weeks Key Findings in 2 Monotherapy Phase 1 Studies in Solid Tumors MEIP Anticipates Therapeutic Voruciclib Dose in Combination with Venetoclax is 100-200 mg Intermittently Solid tumor studies by prior sponsor (Piramal) as a CDK 4-6 inhibitor

Decreased c-MYC Expression Observed in Phase 1 Study in Solid Tumors 10 gene biomarkers evaluated in blood in daily dosing study c-MYC expression decreased in ~60% patients tested (n=25)

Current Clinical Study in Hematologic Malignancies

Voruciclib Pivot to Hematologic Malignancies Based on Clear Scientific Evidence and Medical Need Rationale Recognition that voruciclib is primarily a CDK9 inhibitor Evidence of effect in CLL patient samples and synergy with venetoclax in preclinical models Goal is to overcome the most common mechanism of resistance to venetoclax Focus on diseases where venetoclax is approved and clear medical need identified Acute Myeloid Leukemia (AML) Chronic Lymphocytic Leukemia (CLL)

Ongoing Phase 1 Study of Voruciclib Alone and in Combination with Venetoclax in AML and B-cell Malignancies Voruciclib monotherapy dose escalation in AML and B-cell Malignancies Completed (N = 40) Voruciclib + Venetoclax dose escalation in AML Enrolling V2 Study population Relapsed/Refractory B-cell malignancies Relapsed/Refractory AML Dose escalation with standard 3+3 design Single agent In combination with venetoclax 100 mg 150 mg 200 mg 50 mg 50 mg 100 mg 150 mg 50 qod 200 mg Endpoints Safety and tolerability Pharmacokinetics Biologic correlative studies BH3 profiling, MCL-1 expression Molecular mutations analysis Preliminary efficacy

Monotherapy Safety Results Do Not Suggest Overlapping Toxicity with Venetoclax in Patients with AML or B-cell Malignancies Group I (n=16) Group II (n=13)  n (%) Gr 3 Gr 4 Gr 3 Gr 4 Acute respiratory failure 0 1 (6.3) 0 0 Dyspnea exertional 0 1 (6.3) 0 0 Respiratory failure 0 1 (6.3) 0 0 Hypoxia 1 (6.3) 0 0 0 Interstitial lung disease 1 (6.3) 0 0 0 Pneumonitis 1 (6.3) 0 0 0 AML differentiation syndrome 1 (6.3) 0 0 0 Lymphocyte count decreased 1 (6.3) 0 0 0 Malignant pleural effusion 1 (6.3) 0 0 0 Neutropenia 0 0 0 1 (7.7) Thrombocytopenia 0 0 0 1 (7.7) Anemia 0 0 1 (7.7) 0 Grade 3-4 Treatment-Related Adverse Events Grade 3-4 treatment-related AEs in Group I were primarily pulmonary and affected 3 patients No Grade 3-4 drug-related neutropenia in patients with B-cell malignancies (Group I and II) No tumor lysis syndrome The 4-week mortality was 17% (4 in Group I and 1 in Group II), all associated with disease progression * A patient may have ≥1 AE reported Voruciclib at doses up to 200 mg for 14 days in a 28-day cycle was well tolerated, with no DLTs Konopleva, ASH 2021 Group 1 = 50 and 100 mg daily continuously | Group 2 = 100, 150, and 200 mg 14 days on/14 days off * *

Key Findings From Monotherapy Ph 1 Study in Hematologic Malignancies (N = 40 pts) Safety/Tolerability Dose limiting toxicity (DLT) of respiratory failure at 100 mg daily in 2 pts with AML Confounded by prior allogeneic transplant and AML differentiation syndrome No DLTs on intermittent dosing at 100, 150 and 200 mg Dose escalation stopped without reaching maximum tolerated dose (MTD) 150 - 200 mg expected to inhibit CDK9 based on preclinical studies Konopleva et al, ASH 2021 Clinical Activity Evidence of single agent antitumor activity 1 patient with follicular lymphoma achieved a near partial response (46% reduction in tumor size) lasting 6 months 1 patient with diffuse large B-cell lymphoma had stable disease lasting 4 months 1 patient with AML achieved a Morphology Leukemia Free State Disease Control Rate = 50% in 24 patients administered voruciclib on 14 days on/14 days off schedule

Ongoing Evaluation of Voruciclib + Venetoclax in Relapsed/Refractor (R/R) AML Demonstrates Encouraging Signs of Clinical Activity at Low Dose Dose escalation began from a very low dose of 50 mg every-other-day Requested by FDA due to the introduction of a new formulation Encouraging results in 2 patients in 6 patient cohort at 50 mg every-other-day Partial remission after 1 cycle in a patient who had received 4 prior therapies including standard induction chemotherapy, stem cell transplant and venetoclax-azacitidine Decreased transfusion requirement in 1 patient No new safety findings compared to single-agent results Enrollment ongoing at higher dose levels

Clinical Development Plan

Acute Myeloid Leukemia Venetoclax in combination with a hypomethylating agent (e.g. azacitidine) or low-dose cytarabine is standard of care in unfit patients with previously untreated AML Median overall survival of 15 months with venetoclax-azacitidine1 indicates further improvement is needed Voruciclib in combination with venetoclax-azacitidine may improve response rate and overall survival and represents a significant medical need An additional medical need is in patients with AML after failure of standard therapies Median overall survival of <6 months with current approaches indicates further improvement needed Voruciclib Clinical Development Strategy 1. DiNardo, NEJM 2020 Chronic Lymphocytic Leukemia Venetoclax-rituximab is an approved combination for the treatment of relapsed CLL Voruciclib in combination with venetoclax-rituximab may improve response rate and Progression Free Survival (PFS) and represents a medical need in this disease

Voruciclib Summary Oral CDK9 inhibitor: Pre-clinical data demonstrate down regulation of Mcl-1 and synergy with venetoclax in multiple hematologic malignancy models Increased Mcl-1 is clinically established as a venetoclax resistance mechanism Early clinical data demonstrates encouraging initial tolerability and activity No overlapping toxicity with venetoclax predicted and no significant myelosuppression observed as monotherapy The ongoing Phase 1b trial is expected to report initial results from the combination regimen around the end of 2023 Proof of principle of combination will support voruciclib value in combination where venetoclax is standard of care

ME-344: Mitochondrial Inhibitor

Scientific Rationale & Mechanism of Action

ME-344: A Potential Novel Mechanism of Action to Address Multiple Cancers in Combination with Anti-angiogenic Therapies Like Avastin® ME-344 blocks the production of adenosine triphosphate (ATP), a source of cellular energy, by inhibiting the OXPHOS pathway. Anti-angiogenic therapies, like Avastin, result in reducing glycolysis, another source of energy for cells Cancer cells need significant amounts of energy to grow, and can switch between mitochondria and glycolytic metabolic pathways to escape the blocking of either energy source The potential to inhibit both mitochondrial energy production via ME-344 and glycolytic energy production via VEGF inhibition (e.g., Avastin) is intended to result in synthetic lethality of cancer cells 3 Energy for cancer cells growth 2 Glycolytic Energy 1 Mitochondrial Energy 4 Tumor cell proliferation and growth ME-344 Avastin X X

Non-Clinical Studies

Log10 IC50 (uM) IC50 Rank (of 240 cancer cell lines) Inhibits cancer cell lines proliferation Inhibits ovarian cancer stem cell proliferation ME-344 as a Single Agent is an Inhibitor of Cancer Cell Proliferation in Pre-Clinical Models Color by Sensitive/Resistant Resistant Sensitive Data on file ME-344 displays nM potency against cell lines from multiple solid tumors and AML ME-344 shows minimal effects on normal cells

Decreases Tumor Volume Data on file ME-344 + REGORAFENIB DECREASES MEAN TUMOR VOLUMES AND EXTENDS SURVIVAL Improves Survival ME-344 Synergizes with Anti-angiogenic TKI to Enhance Antitumor Effect in Colorectal Cancer Xenograft Model

Clinical Studies in Solid Tumors

ME-344 Initial Studies in Solid Tumors

Treatment-Related Adverse Events in ≥10% of Patients (N= 30) Toxicitya Grade 1 Grade 2 Grade 3 Total Neuropathyb 1 (3%) 1 (3%) 4 (14%) 6 (20%) Nausea 4 (13%) 2 (7%) 0 6 (20%) Dizziness 3 (10%) 1 (3%) 2 (7%) 6 (20%) Fatigue 2 (7%) 3 (10%) 0 5 (17%) Vomiting 2 (7%) 2 (7%) 0 4 (13%) Diarrhea 1 (3%) 2 (7%) 0 3 (10%) Asthenia 1 (3%) 1 (3%) 1 (3%) 3 (10%) a No grade 4 treatment-related adverse events reported. b Includes peripheral neuropathy, peripheral motor neuropathy, and peripheral sensory neuropathy Bendel et al. Cancer 2015 ME-344 Monotherapy Phase 1 Dose Escalation Study - Key Safety Findings

Duration of ME-344 therapy vs immediate prior therapy in patients achieving a partial response or stable disease Bendel et al. Cancer 2015 1 PR in SCLC lasting 52 weeks 10 SD DCR = 37% (11/30 pts) Proprietary & Confidential ME-344 Monotherapy Ph 1 Dose Escalation Study – Key Efficacy Findings

Clinical Study Objectives: Assess ability of bevacizumab to shift tumor reliance from glycolysis to mitochondrial metabolism Assess ability of ME-344 + Avastin to inhibit tumor proliferation compared to Avastin + placebo Arm A Arm B Bevacizumab 15 mg/kg day 1 ME-344 10mg/kg days 8, 15, 21 Bevacizumab 15 mg/kg day 1 Saline 500cc days 8, 15, 21 Treatment-naïve HER2-negative breast cancer Analysis: FDG-PET: days 1 and 28 Biopsy: days 1 and 28 Sponsored by Spanish National Cancer Research Centre Demonstrating Clinical Proof of Concept of ME-344 as a Novel Mitochondrial Inhibitor with the Potential to Prevent Anti-Angiogenic Escape in Combination with Bevacizumab Qunitela-Fandino, Clin Cancer Res (2020) 26 (1): 35–45.

ME-344 in combination with bevacizumab in Her2-negative breast cancer patients demonstrated anti-tumor activity as evidenced by decreased Ki67 ME-344: A Novel Mitochondrial Inhibitor with the Potential to Prevent Anti-Angiogenic Escape in Combination with Bevacizumab Qunitela-Fandino, Clin Cancer Res (2020) 26 (1): 35–45.

Current Clinical Study in Colorectal Cancer

Phase 1b Study Intended to Show Clinical Proof-of-Concept of ME-344 in Combination with VEGF Inhibition in Recurrent Metastatic Colorectal cancer

RELAPSED/REFRACTORY COLORECTAL CANCER

- Patients with progressive disease after failed prior therapy and no available approved option

PRIMARY OBJECTIVE: PFS

SECONDARY OBJECTIVES: OS, safety

FPI 1H 2023

Cohort 1
ME-344 + Bevacizumab
28-day cycle
N = 20
(Open expansion cohort if 4-mo PFS of > 20%)

Data Read Out ~Q4 2023

Cohort 1 Expansion
ME-344 + Bevacizumab
28-day cycle
N = 20

TREATMENT UNTIL DISEASE PROGRESSION OR UNACCEPTABLE TOXICITY

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Clinical Development Plan

Colorectal Cancer Oral TKI VGEF inhibitors and trifluridine-tipiracilare ± bevacizumab are standard treatment options for patients with colorectal cancer after failures of standard therapies Median overall survival of 6-12 months indicates a significant medical need ME-344 in combination with bevacizumab may improve response rate and overall survival and represents an attractive registration strategy ME-344 Clinical Development Strategy Other Cancers VGEF inhibitors like Avastin and regorafenib are approved in multiple solid tumor indications, providing opportunities to expand combinatorial use of ME-344 beyond colorectal cancer patients. Examples include gastrointestinal stromal tumors, hepatocellular carcinoma, ovarian cancer and renal cell carcinoma

ME-344 Summary ME-344 demonstrated Ki67 decrease in combination with Avastin compared to placebo in HER2-negative breast cancer study, indicative of antitumor activity Pharmacodynamics supports on-target effect Normalized tumor vasculature and hypoxia correction correlate with enhanced antitumor activity Phase 1b trial evaluating ME-344 + bevacizumab in patients with relapsed metastatic colorectal cancer intended to show proof of principle: Data to support ME-344 value in combination with bevacizumab/VEGF inhibition Data from the Phase 1b study to support opening enrollment in an expansion cohort are expected around the end of 2023 ME-344 demonstrated potential to prevent anti-angiogenic escape with Avastin in patients and with VGEF TKIs in multiple pre-clinical models

Q&A Participants Nick Abbott, PhD Principal, Abbott Biotech Consultancy Most recently, Senior Analyst Equity Research, Wells Fargo Corporate and Investment Banking Richard Ghalie, MD Chief Medical Officer, MEI Pharma Formerly Ligand, Favrille and others, and practicing oncologist

Q & A

MEIPharma & Infinity PHARMACEUTICALS

A Combined Company with Significant Opportunities for Value Creation

Three differentiated, promising, clinical candidates based on solid science and data*

Pipeline led by planned eganelisib Phase 2 Study in Squamous cell carcinoma of the head & neck (SCCHN)

Voruciclib + Venclexta® P1 Study: Initial Results ~YE 2023

ME-344 + Avastin® P1 Study: Initial Results ~YE 2023

Eganelisib + Keytruda® P2 Study: Initial Safety/Efficacy 2H 2024

Utilize understandings of biology to overcome resistance mechanisms of standard of care therapies

Advance potential first-in-class programs to value creating transactions or commercialization

Anticipated Cash at closing of ~$100M expected to fund operations to mid-2025 and clinical data over the next ~6-24 months

Experienced Leadership Team

*Dates refer to expected timelines.

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